For immediate release

CINAR ISSUES AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED NOVEMBER 30, 2001

Montréal (QC) Canada – March 22, 2002 – CINAR Corporation today is pleased to release audited financial statements for the year ended November 30, 2001.

During the past two years, the Company has been impacted by several significant issues, which have adversely affected the financial performance and operations of the Company. These include:

(a) The Company had made certain improper claims for government incentives, which have been subsequently disallowed by both the Canadian and Provincial authorities. During 2000, the Company reached an agreement with the tax authorities in both the Canadian and Provincial tax jurisdictions, under which the Company agreed to repay amounts inappropriately received, with interest and penalties, and to withdraw outstanding applications that had been inappropriately filed.

(b) Certain transactions between the Company and certain directors and former officers of the Company and entities controlled by these individuals were improperly recorded and not disclosed by the Company in its previously reported results for the year ended November 30, 1998 and prior periods. The Company has restated its past financial statements to reflect and disclose these amounts to the extent that these activities were discovered by the Company’s current management.

(c) Prior to March 6, 2000, US$122 million had been invested with Globe-X Management Limited (“Globe-X”), a Bahamian investment company, without the knowledge or authorization of the Company’s Board of Directors. As a result of the nature of the unauthorized investments, the Company has been unable to recover all of the invested funds, as at the date of the November 30, 2001 financial statements.

(d) As a result of certain accounting policies used by the Company in past reporting periods, material adjustments were required in order to prepare the Company’s financial statements and to fairly present the operations and financial position of the Company in accordance with GAAP.

(e) Concurrent with the public disclosure of the unauthorized investments and undisclosed related party transactions discussed above, trading in the Company’s securities was halted on both the Toronto Stock Exchange and the NASDAQ National Market. The Company’s securities have since been delisted by both the Toronto Stock Exchange and the NASDAQ National Market.

(f) As a result of the issues discussed above, numerous lawsuits have been brought against the Company in both Canada and the United States. These claims are still pending, as at the date of these financial statements, and if the Company is unsuccessful in defending these claims, the outcome could have a material effect on the Company’s financial statements and the analysis that follows.

Based on the issues outlined above, the Company’s current management faced many complex accounting issues and was required to record significant adjustments to the financial information reported by the Company in prior periods. The most significant of these adjustments include the following:

Cumulative net
earnings impact to
November 30, 2000
(In thousands of Canadian dollars)	$

Allowance for amounts due from Globe-X Management Limited	$60,669

Adoption of FASB 53 and related film cost write-offs	$96,002

Write-down of acquired film libraries, net of reduced annual amortization	$11,238

Allowance for amounts due from certain directors and former
officers of the Company and entities controlled by these individuals	$29,267

Write-down of investment in Lightspan	$30,905

Write-down of investment in CINAR Multimedia	$45,740

Reversal of inappropriate tax credit applications, including interest
and penalties and other subsidies	$24,904

Increase in allowance for doubtful acounts
from November 30, 1998 to November 30, 2000	$14,288

The table above highlights the retained earnings impact of these amounts to November 30, 2000. In some cases, additional adjustments have been made during 2001 in relation to these amounts.

Considering that the financial statements for the years ending November 30, 2000 and 1999 are unaudited, no comparative analysis is provided.

Restatement of Prior Period Financial Information

During 2001, the Company restated its financial information for prior periods from amounts previously reported.

During 2001, the Company reconstructed its film cost balance based on the adoption of Financial Accounting Standards Board No.53 (“FASB 53”). This involved a detailed review of the Company’s amortization policy for film costs, as well as the reclassification of previously capitalized film costs as period costs. As a result of this analysis, the Company increased its reported net loss by $8.4 million in 2000, $15.4 million in 1999 and reduced its retained earnings balance as at December 1, 1998 by $31.5 million. In addition, the Company re-allocated its $40.7 million film cost writeoff, previously reported in 1999 as an unusual item, as a $4.8 million charge to cost of sales in 1999, with the balance being accounted for as a $35.9 million reduction of its December 1, 1998 retained earnings balance.

In addition, the Company recorded a one-time write-down of its acquired film libraries and revised its amortization period for its acquired film libraries from 20 years to 10 years from their dates of acquisition.  These adjustments resulted in the Company reducing its reported net loss in 2000 by $0.5 million, increasing its reported net loss in 1999 by $0.1 million and reducing its December 1, 1998 retained earnings balance by $12.4 million.

During 2001, the Company discovered other adjustments that were required to correctly account for the Company’s financial partners’ share of revenues, adjustments in revenues related to government production investments and adjustments related to income taxes.  These adjustments resulted in the Company reducing its reported net loss in 2000 by $1.1 million, increasing its reported net loss for 1999 by $6.4 million and reducing its December 1, 1998 retained earnings by $0.9 million.

Results of Operations for the Year Ended November 30, 2001

Revenues during 2001 totalled $131.7 million, with $45.3 million or 34.4% of these revenues relating to CINAR Entertainment and $86.4 million or 65.6% of these revenues relating to the CINAR Education.

Revenues in CINAR Entertainment were made up of $18.5 million of revenues from current production activities, $25.1 million of revenues derived from the Company’s existing film library and $1.7 million of interest.

Revenues from CINAR Education reached $86.4 million during 2001, the highest level in the Company’s history. This can be attributed to the continued expansion of each of CINAR Education’s component businesses.

Consolidated cost of sales was $79.2 million in 2001, resulting in a consolidated gross profit of $50.8 million or 39.1%, excluding the impact of interest revenues. Cost of sales in CINAR Entertainment was $39.1 million, resulting in a gross profit of $4.5 million or 10.3%, excluding the impact of interest revenues.  The low gross margin experienced by CINAR Entertainment during 2001 can be attributed mainly to the Company’s difficulties in securing adequate financial partner contributions on its productions and its lack of certainty on future production and library revenues. These two factors have resulted in the accelerated amortization and write-off of the Company’s film costs during 2001, due to the decreased revenue potential projected by management for its film library. In addition, the Company experienced a high level of distribution expenditures in 2001, which further reduced its gross margin. Cost of sales in CINAR Education was $40.1 million in 2001, resulting in a gross profit of $46.3 million or 53.6%.  These gross margins are characteristic of CINAR Education, which has historically earned gross margins in excess of 50%. The maintenance of its historical gross margin levels is further evidence of the continued success of CINAR Education and its ability to continue its business uninterrupted by the events that have surrounded the Company.

Selling, general and administrative expenses were $49.1 million in 2001, with $18.2 million of these expenses pertaining to CINAR Entertainment and $30.9 million having been incurred in CINAR Education. These levels of selling, general and administrative expenses are in line with historical levels for each of the divisions, but represent a higher percentage of sales, on a consolidated basis, due to the increased impact of CINAR Education, which incurs higher levels of SG&A.

During 2001, the Company experienced a number of unusual items that, in the aggregate, resulted in non-recurring charges of $23.9 million on the Company’s November 30, 2001 statement of operations. The details of the most significant unusual items are as follows:

In February 2000, the Company acquired 100% of Twin Sisters, an Ohio-based developer, producer and distributor of high-quality children’s audio products. During 2001, Twin Sisters experienced operating losses, and accordingly, the balance of the goodwill associated with the acquisition could no longer be justified. The Company has recorded a non-cash charge of $13.7 million in 2001 to write-off the balance of the goodwill relating to the acquisition of Twin Sisters.

During 2001 and early 2002, in an effort to restructure the operations of its entertainment division and its corporate head office, the Company undertook a downsizing in its Montreal, London and Ireland-based operations. This included a reduction in the Company’s workforce, as well as the closure of several of the Company’s operating locations. During 2001, the Company accrued $9.8 million relating to salaries, severance costs and employee benefits, certain future rental costs relating to premises that are no longer in use and professional fees relating to the restructuring.

During 2001, the Company continued to engage the services of external legal and financial advisors to assist the Company and its Board of Directors in performing investigations into certain issues relating to tax incentives, previously undisclosed related party transactions and certain unauthorized transactions discovered in the financial records of the Company, as well as to defend the Company against various lawsuits and to assist it in pursuing a potential sale of the Company. For the year ended November 30, 2001, the Company incurred $5.3 million of professional fees in conjunction with these activities.

During 1999, as a result of the uncertainty surrounding the collection of amounts invested with Globe-X Management Limited, the Company provided for the entire $63.0 million outstanding as at the date of the 1999 financial information. Subsequent thereto, the Company recovered certain amounts from Globe-X, relating to the amounts previously reserved for. During 2001, the Company recovered  $6.8 million of its funds invested with Globe-X and has recorded this amount as a recovery against such previous provisions.

The Company’s share of earnings from its 20% equity investment in Teletoon was $2.1 million during 2001. This can be attributed to the continued success of the specialty animation channel, which achieved record levels of revenues and earnings in its most recently completed year.

The Company recorded a provision for income taxes of $3.4 million for the year ended November 30, 2001. The Company recorded a tax provision despite its net loss before income taxes of $28.7 million, mainly as a result of net income earned in its U.S.-based education division and unrecoverable withholding taxes payable in foreign jurisdictions on its entertainment revenues.

During 2001, the Company decided to divest of its interest in CINAR Multimedia. Accordingly, the Company has re-classified CINAR Multimedia as a discontinued operation and has recorded a loss from discontinued operations of $9.9 million for the year ended November 30, 2001. This loss from discontinued operations includes a $5.3 million loss from the operations of CINAR Multimedia during 2001, as well as a $4.6 million loss related to the write-off of the remaining net assets of the multimedia division and all closing costs related to terminating its operations. The Company anticipates that the disposal of CINAR Multimedia will be completed during 2002.

The Company recorded a net loss of $42.0 million ($1.02 per share) for the year ended November 30, 2001, including the impact of the loss from discontinued operations. The loss from continuing operations during 2001 was $32.1 million ($0.78 per share) and excludes the impact of CINAR Multimedia on the financial results of the Company. The loss per share was calculated based on a weighted average number of shares of 41.0 million.

Financial Position as at November 30, 2001

As at November 30, 2001, the Company had $12.1 million in cash and $35.5 million in short-term investments, excluding amounts due from Globe-X Management Limited.

During 2001, despite a net loss of $42.0 million, the Company generated $20.6 million of cash from operations, mainly through the careful management of its working capital. The Company generated an additional $28.1 million of cash during 2001 through the monetization of a portion of its short-term money market investments.  The main use of cash by the Company during 2001 was the repayment of its $39.9 million term credit facility in October 2001.

As at November 30, 2001, the Company had amounts due from Globe-X Management Limited of $59.4 million and amounts due from directors and former officers of the Company and entities controlled by these individuals totalling $29.2 million. The Company has recorded a provision against these amounts of $58.0 million and $29.2 million, respectively, to reflect the uncertainty regarding the collection of these receivables.

The Company has $25.2 million of tax credits receivable and $19.5 million of income taxes receivable as at November 30, 2001.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and world-wide distribution of non-violent, quality programming and educational products for children and families. CINAR's web site is www.cinar.com.

Source:	Contact :
George Rossi, C.A.	Louise Sansregret, M.A., M.B.A.
Senior Vice President and CFO	Vice-president, Investor relations &
CINAR Corporation	Public affairs
(514) 843-7070	CINAR Corporation
(514) 843-7070

This release may include information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 (U.S.).  Forward-looking statements are identified by words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may” and other similar expressions.  Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.

FINANCIAL HIGHLIGHTS

Year ended November 30

(In thousands of Canadian dollars except per share amounts)

2001
STATEMENT OF OPERATIONS DATA

Revenues	131,730

Loss before unusual items	(6,875)

Loss from continuing operations	(32,097)

Net loss	(42,023)

PER SHARE DATA

Loss from continuing operations	(0.78)

Net loss	(1.02)

Average number of shares outstanding (000)	40,984

BALANCE SHEET DATA

Cash and marketable securities	47,556

Shareholders' equity	212,373

CASH FLOW INFORMATION

Cash provided by operating activities	20,555